SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549
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                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934


                          For the month of: April 2003

                        Commission File Number: 000-28882

                             World Heart Corporation
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               (Exact name of registrant as specified in charter)

                                       N/A
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                 (Translation of registrant's name into English)

                                     Ontario
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                         (Jurisdiction of organization)

                   1 Laser Street, Ottawa, Ontario K2E 7V1
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                    (Address of principal executive offices)

                  Registrant's telephone number: (613) 226-4278



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                         Form 20-F X      Form 40-F
                                  ---              ---



Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                            Yes            No X
                               ---           ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
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




This Form 6-K consists of the following:

1. Press release of World Heart Corporation dated April 3, 2003 in connection with its completion of a private placement of equity securities.

News Release

For Immediate Release
                        WORLD HEART CORPORATION COMPLETES
                           PRIVATE PLACEMENT OF EQUITY

OTTAWA, Ontario - April 3, 2003: (TSX: WHT, OTCBB: WHRTF) - World Heart Corporation ("WorldHeart" or the "Corporation") today announced the issue of 1,000,000 common shares at a price of CDN$1.60 per share, for gross proceeds of $1,600,000. The common shares were issued pursuant to the exercise of warrants owned by the Amaranth Fund LP, of Hamilton, Bermuda. By way of compensation for the early exercise of the warrants, which would not otherwise have expired until January 2, 2008, the Corporation issued 1,760,000 warrants to Amaranth, each such warrant being exercisable into common shares of the Corporation at $1.60 per share, until April 2, 2008. Following completion of this transaction, the Corporation's cash resources totaled approximately $1.8 million. The Corporation expects to augment its near-term cash position by $2 to 3 million through receivables collections, and as has also been previously announced, is continuing to take other specific actions to further improve its capital base, details of which will be announced in due course.

Following today's closing, WorldHeart has 21,950,877 common shares issued and outstanding.

The common shares, including those underlying the warrants, have not been registered under the U.S. Securities Act of 1933 and may not be offered or sold in the United States or to U.S. persons unless an exemption from such registration is available.

About WorldHeart
World Heart Corporation, a global medical device company based in Ottawa, Ontario and Oakland, California, is currently focused on the development and commercialization of pulsatile ventricular assist devices. Its Novacor(R) LVAS (Left Ventricular Assist System) is well established in the marketplace and its next-generation technology, HeartSaverVAD(TM), is a fully implantable assist device intended for long-term support of patients with end-stage heart failure.

Any forward-looking statements in this release are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that all forward-looking statements involve risk and uncertainties, including without limitation, risks in product development and market acceptance of and demand for the Corporation's products, risks of downturns in economic conditions generally, and in the medical devices markets, risks associated with costs and delays posed by government regulation, limitations on third party reimbursement, inability to protect proprietary technology, potential product liability and other risks detailed in the Corporation's filings with the U.S. Securities and Exchange Commission. All financial figures are prepared in accordance with Canadian generally accepted accounting principles (GAAP) and are expressed in Canadian dollars.


For more information, please contact:
------------------------------------
Michelle Banning
Manager, Corporate Communications
(613) 226-4278, ext: 2995
communications@worldheart.com


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                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                         World Heart Corporation


Date: April 3, 2003                      By: /s/  Ian Malone
                                            ------------------------------------
                                            Name:   Ian Malone
                                            Title:  Vice President Finance and
                                                    Chief Financial Officer